SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
AMICAS, INC.
(Name of Subject Company)
AMICAS, INC.
(Names of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
001712108
(CUSIP Number of Class of Securities)
Stephen N. Kahane, M.D., M.S.
20 Guest Street, Suite 400
Boston, Massachusetts 02135
(617) 779-7878
(Name, Address and Telephone Number of Person Authorized to Receive Notice
and
Communications on Behalf of the Person Filing Statement)
Copies To:
Michael L. Fantozzi, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo P.C.
One Financial Center
Boston, MA 02111
617-348-1640
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

LETTER FROM THE CEO
I have some important news to share with you. You may have already seen the press release that we issued this morning announcing that we signed an agreement to be acquired by Merge Healthcare. I wanted to take a moment and share some highlights about this announcement.
We have done great things at AMICAS — you, our customer partner, have helped us in many different ways. We thank you and we consider this move a strong endorsement of our people, our solutions, the strength of our business, and the partnerships we have established with all of our you, our customers. All of us at AMICAS remain committed to helping you achieve your goals and objectives through our design, development, and support of top-flight, high impact automation solutions that matter and make a difference in healthcare service delivery and clinical and business operations.
For a little background, Merge Healthcare develops solutions that automate healthcare data and diagnostic workflow to enable a better electronic record of the patient experience, and to enhance product development for healthcare IT, device, and pharmaceutical companies. Merge products, ranging from standards-based development toolkits to sophisticated clinical applications, have been used by healthcare providers, vendors, and researchers worldwide for over 20 years.
Together, we believe that AMICAS and Merge will be a leading provider of image and information management solutions. As one organization, we will bring together the best employees, customers, and solutions in a broad array of image and information management and related solutions. Our combined portfolio will range from automation solutions for cardiology and radiology providers to enterprise content management solutions for IDNs to OEM solutions for heathcare IT applications to trial, site, and patient management solutions for pharmaceutical, biotechnology, medical device, and contract research organizations.
While the specific operational details of our combined business are still being finalized, we believe that customers from both Merge and AMICAS will benefit from a business that has greater scale — this means expanded capabilities and experience for development, professional services, and customer support.
We’ll be sharing more details with you in the coming weeks. In the meantime, we’ve done our best to anticipate some of your questions regarding this acquisition. Attached, you’ll find answers to some questions that might be on your mind.
It’s great to have such intense interest in our business

— we’re proud of what we have built at AMICAS and we’re proud of the relationships we have with all of our customer partners. We look forward to continuing our work with you to deliver top-flight automation solutions for image and information management! We’ll stay in touch.
(C)2010 AMICAS, Inc. All rights reserved.
www.amicas.com
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At the time the tender offer is commenced, Merge intends to file with the SEC and mail to AMICAS’ stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and AMICAS intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about Merge, AMICAS, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merge and AMICAS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of Merge or AMICAS.